November 15, 2018

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On August 31, 2018, the Registrant, on behalf of its series, the Swan Defined Risk Enhanced Fund (the “Fund”), filed a registration statement (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”). In a telephone conversation on October 15, 2018, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that the Registrant intends to change the Fund’s name to “Swan Defined Risk Growth Fund” which will be reflected in the next EDGAR filing.

Prospectus

Fees and Expenses

Comment 1: Please provide the completed fee table and expense example prior to submitting the Rule 485(b) filing.

Response: The Registrant will complete the fee table and expense example in its Rule 485(b) filing as follows:

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I	Class Y
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.50%	None	None	None
Maximum Deferred Sales Charge (Load)	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None	None
Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217	4821-6827-0968.2

Mr. Alberto Zapata

November 15, 2018

Redemption Fee (as a % of amount redeemed, if sold within 30 days)	None	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	1.00%	0.00%	0.00%
Other Expenses	0.79%	0.79%	0.79%	0.79%
Acquired Fund Fees and Expenses (1)	0.08%	0.08%	0.08%	0.08%
Total Annual Fund Operating Expenses	2.12%	2.87%	1.87%	1.87%
Fee Waiver and Expense Reimbursement (2)	(0.39)%	(0.39)%	(0.39)%	(0.77)%
Total Annual Fund Operating Expenses After Fee Waiver	1.73%	2.48%	1.48%	1.10%

(1)        Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

(2)        The Fund’s adviser has contractually agreed to waive its fees and reimburse expenses of the Fund, at least until October 31, 2020 to ensure that Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement (but does not include any front end or contingent deferred loads; brokerage fees and commissions, acquired fund fees and expenses; borrowing costs (such as interest and dividend expense on securities sold short); taxes; and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, and contractual indemnification of Fund service providers (other than the Adviser)) will not exceed 1.65%, 2.40%, 1.40% and 1.02% of average daily net assets attributable to Class A, Class C, Class I and Class Y shares, respectively. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within the three years after the fees have been waived or reimbursed, if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of recoupment. This agreement may be terminated only by the Trust’s Board of Trustees on 60 days’ written notice to the Fund’s adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The numbers reflect the expense caps through the first year only.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years
A	$716	$1,142
C	$251	$852
I	$151	$550
Y	$112	$513

Comment 2: Please confirm that the fee waiver will be in effect for at least one year from the Fund’s effective date.

Response: The Registrant so confirms.

Mr. Alberto Zapata

November 15, 2018

Comment 3: In the preamble to the Expense Example, please clarify that the waived expenses are reflected only for the term of the waiver, i.e., for the first year, and not thereafter.

Response: The Registrant has amended its disclosures to state the following:

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The numbers reflect the expense caps through the first year only.

Principal Investment Strategies

Comment 4: Please explain what makes the Fund an “enhanced” fund as the name suggests. The Staff notes that the Fund’s strategy and the strategy of the Swan Defined Risk Fund appear to be the same, except that the Fund does not employ option writing as an investment strategy.

Response: As noted above, subject to Board approval, the Registrant intends to change the Fund’s name to “Swan Defined Risk Growth Fund.” The Fund does employ option writing as an investment strategy. The Fund differs from the Swan Defined Risk Fund because of its focus on growth over protection, while the Swan Defined Risk Fund focuses on protection first, with growth as a secondary objective. The Fund intends to focus on growth by spending less on hedging, and spending more on exposure to right tail upside moves in the market. The Fund seeks to have a higher beta than the other Swan Funds.

The Registrant has added the following to the end of the second paragraph under the heading “Principal Investment Strategies” of the Prospectus:

The Fund differs from other funds managed by the adviser by focusing on growth over protection.

Comment 5: The Registrant states under the heading “Defined Risk Strategy” on page 2 of the Prospectus that “The DRS seeks to . . . [avoid] the traditional losses incurred during bear markets.” Does the Fund truly intend to avoid losses during a bear market? Please consider whether this is too strong an assertion.

Response: The Registrant has amended its disclosure under the heading “Defined Risk Strategy” in the Prospectus to state as follows:

Mr. Alberto Zapata

November 15, 2018

The DRS seeks to provide risk-managed growth of capital by matching or exceeding the long-term performance of the stock market while seeking to minimize ~~avoiding~~ the traditional losses incurred during bear markets.

Comment 6: The Registrant states on page 2 of the Prospectus that “The Fund may also have small investments in equity securities of smaller and foreign companies .. . .” Please quantify what is meant by “small investments” and consider whether small capitalization risk disclosure is warranted.

Response: The Registrant has deleted the referenced sentence from its principal investment strategy disclosures.

Comment 7: In the paragraph under the heading “Hedging Process” on page 2 of the Prospectus, please delete the modifier “protective” before “put” in the three instances where it appears.

Response: The Registrant has deleted the word “protective” from the “Hedging Process” paragraph in the Prospectus.

Comment 8: Please confirm that, unlike the Swan Defined Risk Fund, the Fund will not engage in any rebalancing of its ETF portfolio to maintain equal weighting across the sectors of the S&P 500 or avoid excessive exposure to one economic sector.

Response: The Registrant so confirms. The Fund is not taking an equal weighting across sectors, but seeks capitalization-weighted market exposure seeking to replicate the S&P 500 Index as efficiently as possible.

Principal Investment Risks

Comment 9: Please confirm that all risks of the underlying funds in which the Fund may invest have been disclosed. If the Fund intends to invest more than 25% in any one underlying fund, please disclose such underlying fund’s name, principal strategies and risks.

Response: The Registrant has amended its disclosure under “Principal Investment Risks” to state as follows:

The Fund may be invested 75-95% in the iShares Core S&P 500 ETF or SPDR S&P 500 ETF, or a combination of the two.

Mr. Alberto Zapata

November 15, 2018

The Registrant has added the following sub-risk disclosures to ETF Risks disclosure in the Prospectus:

Index-Related Risk. The ETFs in which the Fund invests are subject to the risks associated with changes to the index the ETFs are designed to track.

Passive Investment Risk. The ETFs in which the Fund invests may be affected by a general decline in market segments related to the index the ETFs are designed to track.

Tracking Error Risk. Investment in the Fund should be made with the understanding that the passive ETFs in which the Fund invests will not be able to replicate exactly the performance of the index they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities.

Additional Information About Principal Investment Strategies and Related Risks

Comment 10: Please carry through any of the foregoing comments through to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus, as necessary.

Response: The Registrant has amended its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as noted in the responses to Comments 4-8 above.

Comment 11: The Registrant states on page 4 of the Prospectus that the Fund “invests 85%-90% of its assets in capitalization-weighted U.S. large capitalization ETFs.” Please ensure this disclosure is included in the summary prospectus as well.

Response: The Registrant has corrected its disclosure to state that the Fund invests “75%-90%” of its assets in capitalization-weighted U.S. large capitalization ETFs. The Registrant has also added the following disclosure to the Prospectus between the paragraphs marked “Defined Risk Strategy” and “Hedging Process”:

Stock Selection

The Fund invests 75%-95% of its assets in capitalization-weighted U.S. large capitalization ETFs. This underlying position is hedged with long-term put options.

Mr. Alberto Zapata

November 15, 2018

Statement of Additional Information

Comment 12: On page 27, under the heading “Investment Adviser and Sub-Adviser,” please state whether the Fund operates under a manager of managers order. If so, please disclose and provide a citation. Please further confirm all required disclosures surrounding a manager of managers order are provided.

Response: The Fund does not operate under a manager of managers order.

Comment 13: On page 28, given that a representative of the sub-adviser serves as the portfolio manager of the Funds, please explain the role of the adviser in managing the Funds.

Response: Randy Swan, the lead portfolio manager, is president of the adviser. Robert Swan, portfolio manager, is chief operations officer of the adviser. The Registrant has amended its disclosure on page 28 to state as follows:

Representatives of the Adviser and Sub-Adviser serve as the portfolio managers (“Portfolio Managers”) of the Fund. The Sub-Adviser is a wholly owned subsidiary of the Adviser and Adviser personnel support the portfolio managers on a daily basis in all aspects of the Sub-Adviser’s operations.

Comment 14: In the penultimate sentence on page 29, the Registrant states that “the securities purchased will be allocated on a pro-rata basis to each account . .. .” Please re-phrase in plain English.

Response: The Registrant has amended the penultimate sentence on page 29 to state as follows:

When a bunched order is only partially filled, the securities purchased will be allocated proportionately ~~on a pro rata basis~~ to each account participating in the bunched order based upon the initial amount requested for the account, subject to certain exceptions.

Mr. Alberto Zapata

November 15, 2018

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser